Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated December 10, 2010, relating to the financial statements and financial statement schedule of Hutchinson Technology Incorporated and subsidiaries (the “Company”) (which report expressed an unqualified opinion and includes an explanatory paragraph regarding the change in its method of accounting for convertible debt instruments) and the effectiveness of the Company’s internal control over financial reporting (which report expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting) appearing in the Annual Report on Form 10-K of the Company for the year ended September 26, 2010.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

July 18, 2011